EPEC Holdings, Inc.
Consolidated Statements of Operations

	For the Year ended December 31, 2019
Revenues	$ 143,580
Cost of goods sold	65,934
Gross margin	77,646
Operating expenses:	
General and administrative expenses	435,309
Depreciation	30,647
Total operating expenses	465,956
Net operating loss	(388,310)
Other income (expense):	
Other income	2,500
Interest expense	(55,673)
Total other income (expense)	(53,173)
Net loss before provision (benefit) of income tax	(441,483)
Provision (benefit) of income tax	-
Net loss	$ (441,483)